Exhibit 99.1

Investor Relations Contact:

LHA

Cathy Mattison

(415) 433-3777

cmattison@lhai.com

Axesstel Reports Second Quarter 2012 Results

- Posts $15.5 million revenue -

- Delivers net income of $896,000 and diluted EPS of $0.03 -

- Marks fourth consecutive quarter of profitability -

SAN DIEGO, CA – August 7, 2012 – Axesstel (OTCQB: AXST), a leading provider of fixed wireless voice and broadband access solutions to the worldwide telecommunications market, reported results for its second quarter ended June 30, 2012.

Axesstel reported revenues for the second quarter of 2012 of $15.5 million and net income of $896,000, or $0.03 per diluted share. This compares to revenue of $7.5 million and a net loss of $687,000, or a loss of $0.03 per share, for the same period in the prior year.

Clark Hickock, chief executive officer of Axesstel, said, “Our second quarter results continue to demonstrate the strength of our new business model. Committed to profitability, we continued to lower the cost of our products, focus on markets where we could drive better margins and implement strong operating cost controls. As of June 30th, we have delivered a trailing twelve month net income of $3.7 million and achieved four consecutive quarters of profitability – a first in the company’s history. We are solidly on track to reach our 2012 operating goal of year-over-year revenue growth and consistent quarterly profitability.”

“We work closely with our customers in the development of our products. Our 2011 research and development investments focused on our new Rev. B Wi-Fi gateway with VoIP capability and our wire-line replacement terminals, each of which contributed to our strong second quarter revenue. We are also excited about our 2012 research and development initiatives. First, we will be launching a new dual-mode gateway supporting both GSM and CDMA technologies in one

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device, making it easier for operators to meet customer needs while optimizing network usage. This gateway complements our existing Rev. B Wi-Fi gateway, which is our number one selling product globally. We also plan to roll out the next generation of our wire-line replacement terminal. In addition, we will be introducing self-sustained, affordable wireless security alert products that allow wireless operators to enter the security market with another ‘cut the cord’ solution for residential and small business use. We have received very enthusiastic feedback from our global customers, and these products are opening doors to new operators. We expect to begin initial shipments of the gateway and the security alert products late in the year,” Hickock concluded.

Financial Results

Revenue for the second quarter of 2012 was $15.5 million, compared to $7.5 million in the second quarter of 2011. Gross margin was $3.6 million, or 23 percent of revenue, for the second quarter compared to gross margin of $1.9 million, or 25 percent of revenue, in the same period last year. Second quarter 2012 operating expenses were $2.3 million compared to $2.2 million in the second quarter of 2011. Net income for the quarter was $896,000, or $0.03 per diluted share, compared to a second quarter 2011 net loss of $687,000, or a loss of $0.03 per diluted share.

For the six months ended June 30, 2012, the company reported revenue of $27.6 million and gross margin of 25 percent, compared to $20.2 million and 22 percent, respectively, for the first half of 2011. Net income for the first half of 2012 was $1.4 million, or $0.05 per diluted share, compared to a net loss of $1.2 million, or a loss of $0.05 per diluted share, in the first half of 2011.

As of June 30, 2012, cash and cash equivalents were $1.1 million, compared to $850,000 as of December 31, 2011. Working capital was a deficit of $10.2 million at June 30, 2012. The company continues to fund its operating requirements through cash flows from operations and bank financings.

“We are leveraging our improved performance to evaluate financing options to lower our cost of capital,” said Patrick Gray, chief financial officer of Axesstel. “Following four quarters of consistent profitability, we have received increased interest from financial institutions and continue to pursue opportunities for additional financing.”

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Axesstel ended the second quarter with $5.6 million in bank financings, including $4.0 million under the company’s account receivable financing facility and $1.6 million under a term loan with a commercial bank in China. As previously reported, in April the company renewed its term loan for an additional one-year term expiring April 10, 2013.

Recent Highlights

•

Partnered with GetWireless to provide fixed wireless voice terminals for “C Spire Home Phone Connect,” the new landline replacement phone service of C Spire Wireless, a diversified wireless communications company.

•	Showcased its innovative voice, data and security product lines at International CTIA Wireless 2012 in New Orleans in May.

•	Received strong investor interest at the B. Riley Financial Conference in May.

Conference Call

Axesstel will host a conference call at 8:00 a.m. PT (11:00 a.m. ET) today, August 7, to discuss its second quarter results. Participating in the call will be Clark Hickock, chief executive officer; and Patrick Gray, chief financial officer.

The call is being webcast and can be accessed from the “Investor Relations” section of the company’s website at http://www.axesstel.com. Alternatively, you may participate in the call by dialing 1-877-663-9622. International callers should dial 00-1-973-200-3973. The conference ID/password will be 11358841. Participants are encouraged to dial 10 minutes prior to the call to prevent a delay in joining. If you are unable to participate in the call at this time, the webcast will be archived on the Axesstel website. In addition, a telephonic replay will be available at 2:00 p.m. ET through Friday, August 10th at 11:59 p.m. ET. To access the replay, please dial 1-855-859-2056. International callers should dial 00-1-404-537-3406. The pass code will be 11358841.

About Axesstel, Inc.

Axesstel (OTCQB: AXST) is a leading provider of fixed wireless voice and broadband access solutions for the worldwide telecommunications market. Axesstel’s best in class product portfolio includes fixed wireless phones, wire-line replacement terminals, and 3G and 4G broadband gateway devices used to access voice calling and high-speed data services. The company has supplied millions of devices to leading telecommunications operators and distributors in over 50 countries worldwide. Axesstel is headquartered in San Diego, California. For more information on Axesstel, visit www.axesstel.com.

© 2012 Axesstel, Inc. All rights reserved. The Axesstel logo is a trademark of Axesstel, Inc.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above include forward-looking statements relating to market penetration and conditions, product capabilities and the timing of new product introductions which may affect future results and the future viability of Axesstel. Axesstel wishes to caution readers that actual results could differ materially from those suggested by the forward-looking statements due to risks and uncertainties and a number of important risk factors. Those factors include but are not limited to the risk factors noted in Axesstel’s filings with the Securities and Exchange Commission, including the need for additional working capital; economic and political instability in developing markets served by Axesstel; unforeseen manufacturing difficulties, unanticipated component shortages, competitive pricing pressures and the rapidly changing nature of technology and frequent introductions of new products and enhancements by competitors; the competitive nature of the markets for Axesstel’s products; product and customer mix; Axesstel’s need to gain market acceptance for its products; dependence on a limited number of large customers; potential intellectual property-related litigation; Axesstel’s need to attract and retain skilled personnel; and Axesstel’s reliance on its primary contract manufacturers. All forward-looking statements are qualified in their entirety by this cautionary statement, and Axesstel undertakes no obligation to revise or update this press release to reflect events or circumstances occurring after this press release.

Tables to follow

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AXESSTEL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenues	$15,531,778	$7,539,886	$27,563,779	$20,176,916
Cost of goods sold	11,902,010	5,672,978	20,757,140	15,762,921

Gross margin	3,629,768	1,866,908	6,806,639	4,413,995

Operating expenses
Research and development	495,775	513,697	1,071,834	1,005,640
Sales and marketing	647,366	691,685	1,385,091	1,992,924
General and administrative	1,182,221	984,042	2,184,389	1,947,749

Total operating expenses	2,325,362	2,189,424	4,641,314	4,946,313

Operating income (loss)	1,304,406	(322,516)	2,165,325	(532,318)

Interest expense, net	361,895	364,748	725,546	693,699

Income (loss) before income tax provision	942,511	(687,264)	1,439,779	(1,226,017)
Income tax provision	47,000	—	72,000	—

Net income (loss)	$895,511	$(687,264)	$1,367,779	$(1,226,017)

Earnings (loss) per share:
Basic	$0.04	$(0.03)	$0.06	$(0.05)

Diluted	$0.03	$(0.03)	$0.05	$(0.05)

Weighted average shares outstanding:
Basic	23,900,669	23,683,482	23,850,200	23,683,482
Diluted	26,330,869	23,683,482	25,921,637	23,683,482

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AXESSTEL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

ASSETS

	June 30, 2012	December 31, 2011
Current assets:
Cash and cash equivalents	$1,063,476	$849,510
Accounts receivable, net	11,020,554	8,900,508
Inventories, net	1,824,000	534,000
Supplier advances	611,244	843,076
Prepayments and other current assets	315,196	197,688

Total current assets	14,834,470	11,324,782

Property and equipment, net	67,159	61,578

Other assets:
Licenses, net	40,416	90,000
Other, net	20,952	20,952

Total other assets	61,368	110,952

Total assets	$14,962,997	$11,497,312

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$15,307,007	$12,466,142
Bank financings	5,615,264	6,100,435
Accrued commissions	395,000	474,455
Accrued royalties	1,405,000	1,424,000
Accrued warranties	508,000	636,000
Other accrued expenses and current liabilities	1,805,938	2,027,482

Total current liabilities	25,036,209	23,128,514

Stockholders’ deficit	(10,073,212)	(11,631,202)

Total liabilities and stockholders’ deficit	$14,962,997	$11,497,312

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